Exhibit 99.2

FORM 087-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To: Security Exchange Commission www.isa.gov.il	To: Tel Aviv Security Stock Exchange Ltd. www.tase.co.il

Immediate Report regarding Changes in Outstanding Securities of the

Company

1.	Number of Securities of the Company following Changes as of April 5, 2012:

	Stock	Maximum	Issued and Outstanding Securities (Including Treasury Shares)			Shares registered with The Bank Leumi
Type of Securities	Exchange Number	Amount that Can be Issued	Amount Last Reported	Current Amount		le-Israel Trust Co. Ltd. in Israel
Ordinary Shares	126011	500,000,000	165,868,103	165,871,034	[1]	155,344,283

[1]

Change in outstanding shares is a result of the cashless exercise of stock options by officers and employees, including Eran Ballan, our Senior Executive Vice President, General Counsel and Company Secretary. Mr. Ballan exercised a total of 13,400 options into 632 Ordinary Shares. As a result, Mr. Ballan is left holding an aggregate of 135,834 options and 632 Ordinary Shares.